

https://player.vimeo.com/video/924806359?h=ead8ed683d

Asset allocation is really the process behind how a portfolio is split across different asset classes each major asset class – and a major asset class would be public equities or private equity, real assets or credit – each major asset class has its own risk and return profile. And asset allocation, that decision process of how much is invested in each major asset class, is actually the most significant driver of portfolio returns over time. The academic and market research suggests that asset allocation accounts for anywhere from 70% to 90% of a total portfolio's returns. I can say that my own anecdotal experience investing across multiple institutions would support that conclusion, and that's why it's so important to be intentional about how a portfolio is allocated and to systematically rebalance the portfolio to keep it in line with the intended asset allocation.